                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                       Excalibur Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    300651205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              F. Thomas Dunlap, Jr.
                  Vice President, General Counsel and Secretary
                                Intel Corporation
                         2200 Mission College Boulevard
                          Santa Clara, California 95052
                            Telephone: (408) 765-8080




--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.        300651205                     Page     2    of     12    Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Intel Corporation
          94-1672743
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     SHARED VOTING POWER
  Owned by                     4,276,621
    Each               --------------------------------------------------------
  Reporting            (9)     SOLE DISPOSITIVE POWER
 Person With                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,276,621
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.        300651205                      Page     3    of     12    Pages
         ---------------------                       --------    --------



ITEM 1. SECURITY AND ISSUER:


        (a): The name and address of the issuer is Excalibur Technologies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 1921 Gallows Road, Suite 200, Vienna, Virginia 22182.

        (b) The title and class of equity securities to which this statement relates is the common stock of the Company (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND:

        (a)-(c), (f): This statement is filed by Intel Corporation, a Delaware corporation ("Intel" or the "Reporting Person"), which has its principal executive offices at 2200 Mission College Blvd., Santa Clara, California 95052-8119. Intel is the world's largest chip maker and is also a leading manufacturer of computer, networking and communications products.

                Attached hereto as Appendix A is information required by this
                Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

        (d): During the last five years neither Intel nor any officer or director of Intel has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e): During the last five years, neither Intel, nor, to Intel's knowledge, any officer or director of Intel has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        In connection with the Agreement and Plan of Contribution and Merger, dated as of April 30, 2000, among the Company, Intel, Exca Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Newco"), and Excalibur Transitory, Inc., a Delaware corporation and wholly owned subsidiary of Newco ("Transitory") (the "Agreement"), filed as Exhibit A to this Schedule 13D, Intel and the directors, officers and certain stockholders of the Company holding in the aggregate approximately 29% of the outstanding common stock of the Company (collectively, the "Proxy Grantors"), entered into the Voting Agreements and Irrevocable Proxies attached hereto as Exhibits B to N (the "Voting Agreements"), whereby each Proxy Grantor agreed to vote in favor of the Agreement, the merger and the other transactions contemplated by the Agreement and granted to Intel an irrevocable proxy for the term of the Agreement to vote such Proxy Grantor's Shares in favor of the Merger and the transactions contemplated by the Agreement.

ITEM 4. PURPOSE OF TRANSACTION:

        (a) - (g), (j): In connection with the Agreement, Intel obtained irrevocable proxies with respect to certain Shares from the officers, directors and certain stockholders of the Company pursuant to the Voting Agreements, authorizing Intel to vote those Shares in favor of the Merger and the transactions contemplated by the Agreement.

                                 SCHEDULE 13D
CUSIP No.        300651205                      Page     4    of     12    Pages
         ---------------------                       --------    --------


                Pursuant to the Agreement, (i) Intel will contribute $150 million, certain technology and intellectual property (as set forth in Exhibit A of the Agreement) and its Interactive Media Services Division to Newco in exchange for 60 percent of Newco's equity consisting of 14,168,655 shares of the Class A Common Stock, $.01 par value per share, of Newco (the "Newco Common Stock") and 12,865,738 shares of the Class B Common Stock, $.01 par value per share, of Newco (the "Newco Non-Voting Common Stock"), subject to adjustment as provided in Section 1.1 of the Agreement and (ii) Transitory will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Newco. The holders of the Company's common stock will receive one (1) share of Newco Common Stock for each share of the common stock of the Company outstanding immediately prior to the Effective Time (as defined in Section
                2.2 of the Agreement) and the holders of the Company's preferred stock will receive one (1) share of preferred stock of Newco for each share of Company preferred stock outstanding immediately prior to the Effective Time. After the Effective Time, the former holders of the Company's common and preferred stock will own 40 percent of Newco's equity.

                Intel will, from time to time, evaluate market opportunities for the sale of its shares and may sell all or a portion of its shares in one or more sales pursuant to public or private offerings.

        (h) and (i): At the Effective Time, Shares of the Company will be delisted from NASDAQ and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                Pursuant to the Agreement, Newco shall file an initial listing application with NASDAQ relating to the shares of Newco Common Stock to be issued in connection with the transactions contemplated by the Agreement and use reasonable efforts to cause such shares of Newco Common Stock to be listed prior to the Effective Time.

                Pursuant to the Agreement, the holders of the Company's common stock will receive one (1) share of Newco Common Stock for each share of the common stock of the Company outstanding immediately prior to the Effective Time and the holders of the Company's preferred stock will receive one (1) share of preferred stock of Newco for each share of Company preferred stock outstanding immediately prior to the Effective Time. After the Effective Time, the former holders of the Company's common and preferred stock will own 40 percent of Newco's equity.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (c): As a result of Intel's obtaining an irrevocable proxy with respect to certain Shares pursuant to the Voting Agreements, Intel may be deemed to own beneficially an aggregate of 4,276,621 Shares (representing approximately 29% of the Shares outstanding on April 30, 2000). Intel, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Intel is, for any or all purposes, the beneficial owner of such Shares.

        (d): Until the Effective Time, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to the Voting Agreement.

        (e):    Not applicable.

                                SCHEDULE 13D
CUSIP No.        300651205                      Page     5    of     12    Pages
         ---------------------                       --------    --------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

        Except as disclosed in or contemplated by the Agreement and the Voting Agreements, there are no contracts, arrangements, understandings or relationships between Intel and any third person with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit A       Agreement and Plan of Contribution and Merger, dated
                        as of April 30, 2000, among the Company, Intel, Newco and Transitory (incorporated by reference to Exhibit 5.1 of the Company's Form 8-K as filed on May 3, 2000)

        Exhibit B       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Allen & Co.,
                        Inc.

        Exhibit C       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Richard M.
                        Crooks, Jr.

        Exhibit D       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Allen Holdings,
                        Inc.

        Exhibit E       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Herbert Allen

        Exhibit F       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Donald R.
                        Keough

        Exhibit G       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Patrick Condo

        Exhibit H       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and John S.
                        Hendricks

        Exhibit I Voting Agreement and Irrevocable Proxy, dated as of April 30, 2000, by and between Intel and W. Frank King III

        Exhibit J       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and John G.
                        McMillian

        Exhibit K       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Philip J.
                        O'Reilly

        Exhibit L       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and James H.
                        Buchanan

        Exhibit M       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Harry C. Payne

        Exhibit N       Voting Agreement and Irrevocable Proxy, dated as of
                        April 30, 2000, by and between Intel and Paul E. Nelson

                                 SCHEDULE 13D
CUSIP No.        300651205                      Page     6    of     12    Pages
         ---------------------                       --------    --------


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                      May 9, 2000

                                      INTEL CORPORATION


                                      By: /s/ F. THOMAS DUNLAP, JR.
                                         --------------------------------------
                                      Name:  F. Thomas Dunlap, Jr.
                                      Title: Vice President,
                                             General Counsel and Secretary

                                SCHEDULE 13D
CUSIP No.       300651205                      Page     7     of     12    Pages
         ---------------------                       --------    --------



                                   APPENDIX A

                                    DIRECTORS


The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                         Craig R. Barrett

Business Address:             2200 Mission College Boulevard,
                              Santa Clara, CA 95052

Principal Occupation:         President and Chief Executive Officer

Name, principal               Intel Corporation, a manufacturer of microcomputer
business and address of       components, modules and systems.
corporation or other          2200 Mission College Boulevard
organization in which         Santa Clara, CA 95052
employment is
conducted:

Name:                         John Browne

Business Address:             BP Amoco p.l.c., Britannic House,
                              1 Finsbury Circus, London EC2M 7BA

Principal Occupation:         Group Chief Executive

Name, principal               The BP Amoco p.l.c., an integrated oil company.
business and address of       Britannic House, 1 Finsbury Circus
corporation or other          London EC2M7BA
organization in which
employment is
conducted:

Citizenship:                  British

                                SCHEDULE 13D

CUSIP No.       300651205                      Page     8     of     12    Pages
         ---------------------                       --------    --------


Name:                         Winston H. Chen

Business Address:             Paramitas Foundation, 3945 Freedom Circle,
                              Suite 760, Santa Clara, CA 95054

Principal Occupation:         Chairman

Name, principal               Paramitas Foundation, a charitable foundation.
business and address of       3945 Freedom Circle, Suite 760
corporation or other          Santa Clara, CA 95054
organization in which
employment is conducted:

Name:                         Andrew S. Grove

Business Address:             2200 Mission College Boulevard,
                              Santa Clara, CA 95052

Principal Occupation:         Chairman of the Board of Directors

Name, principal               Intel Corporation, a manufacturer of microcomputer
business and address of       components, modules and systems.
corporation or other          2200 Mission College Boulevard
organization in which         Santa Clara, CA 95052
employment is
conducted:

Name:                         D. James Guzy

Business Address:             1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:         Chairman

Name, principal               The Arbor Company, a limited partnership engaged
business and address of       in the electronics and computer industry.
corporation or other          1340 Arbor Road
organization in which         Menlo Park, CA 94025
employment is
conducted:

                                SCHEDULE 13D
CUSIP No.       300651205                      Page     9     of    12    Pages
         ---------------------                       --------    --------


Name:                         Gordon E. Moore

Business Address:             2200 Mission College Boulevard,
                              Santa Clara, CA 95052

Principal Occupation:         Chairman Emeritus of the Board of Directors

Name, principal               Intel Corporation, a manufacturer of microcomputer
business and address of       components, modules and systems.
corporation or other          2200 Mission College Boulevard
organization in which         Santa Clara, CA 95052
employment is
conducted:

Name:                         David S. Pottruck

Business Address:             101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:         President and Co-Chief Executive Officer

Name, principal               The Charles Schwab Corporation,
business and address          an investment company
of corporation or other       101 Montgomery Street
organization in which         San Francisco, CA 94104
employment is conducted:

Name:                         Jane E. Shaw

Business Address:             1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:         Chairman and Chief Executive Officer

Name, principal               AeroGen, Inc.,
business and address of       a private company specializing in controlled
corporation or other          delivery of drugs to the lungs
organization in which         1310 Orleans Drive
employment is conducted:      Sunnyvale, CA 94089

                                SCHEDULE 13D
CUSIP No.       300651205                      Page    10     of    12    Pages
         ---------------------                       --------    --------



Name:                         Leslie L. Vadasz

Business Address:             2200 Mission College Boulevard,
                              Santa Clara, CA 95052

Principal Occupation:         Executive Vice President; President, Intel Capital

Name, principal               Intel Corporation, a manufacturer of microcomputer
business and address of       components, modules and systems.
corporation or other          2200 Mission College Boulevard
organization in which         Santa Clara, CA 95052
employment is
conducted:

Name:                         David B. Yoffie

Business Address:             Harvard Business School, Morgan Hall 215,
                              Soldiers Field Park
                              Road, Boston, MA 02163

Principal Occupation:         Max and Doris Starr Professor of
                              International Business Administration

Name, principal               Harvard Business School,
business and address of       an educational institution.
corporation or other          Harvard Business School
organization in which         Morgan Hall 215, Soldiers Field Park Road
employment is conducted:      Boston, MA 02163


Name:                         Charles E. Young

Business Address:             10920 Wilshire Boulevard, Suite 1835,
                              Los Angeles, CA 90024

Principal Occupation:         A. Chancellor Emeritus
                              B. Interim President

Name, principal               A. University of California at Los Angeles,
business and address of          an educational institution.
corporation or other             10920 Wilshire Boulevard, Suite 1835
organization in which            Los Angeles, CA 90024
employment is
conducted:                    B. University of Florida
                                 226 Tigert Hall
                                 PO Box 113150
                                 Gainesville, FL 32610

                                  SCHEDULE 13D

CUSIP No.        300651205                     Page     11    of     12    Pages
         ---------------------                       --------    --------



                               EXECUTIVE OFFICERS


The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:              Paul S. Otellini
Title:             Executive Vice President; General Manager, Intel Architecture
                   Business Group

Name:              Gerhard H. Parker
Title:             Executive Vice President; General Manager, New Business Group

Name:              Andy D. Bryant
Title:             Senior Vice President, Chief Financial Officer, and
                   Enterprise Services Officer

Name:              Sean M. Maloney
Title:             Senior Vice President; Director, Sales and Marketing Group

Name:              Michael R. Splinter
Title:             Senior Vice President; General Manager, Technology and
                   Manufacturing Group

Name:              Albert Y. C. Yu
Title:             Senior Vice President; General Manager, Microprocessor
                   Products Group

Name:              F. Thomas Dunlap, Jr.
Title:             Vice President, General Counsel and Secretary

Name:              Arvind Sodhani
Title:             Vice President, Treasurer

                                  SCHEDULE 13D

CUSIP No.        300651205                     Page     12    of     12    Pages
         ---------------------                       --------    --------


                                  EXHIBIT INDEX



Exhibit A          Agreement and Plan of Contribution and Merger, dated as of
                   April 30, 2000, among the Company, Intel, Newco and
                   Transitory (incorporated by reference to Exhibit 5.1 of the Company's Form 8-K as filed on May 3, 2000)

Exhibit B          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Allen & Co., Inc.

Exhibit C          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Richard M. Crooks, Jr.

Exhibit D          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Allen Holdings, Inc.

Exhibit E          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Herbert Allen

Exhibit F          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Donald R. Keough

Exhibit G          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Patrick Condo

Exhibit H          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and John S. Hendricks

Exhibit I Voting Agreement and Irrevocable Proxy, dated as of April 30, 2000, by and between Intel and W. Frank King III

Exhibit J          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and John G. McMillian

Exhibit K          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Philip J. O'Reilly

Exhibit L          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and James H. Buchanan

Exhibit M          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Harry C. Payne

Exhibit N          Voting Agreement and Irrevocable Proxy, dated as of April
                   30, 2000, by and between Intel and Paul E. Nelson